600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com
January 13, 2009
Via EDGAR
Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:	Basic Energy Services, Inc. Registration Statement on Form S-3 Filed October 27, 2008 File No. 333-154760
Dear Mr. Schwall:
     Set forth below are the responses of Basic Energy Services, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 22, 2008, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-154760) (the “Registration Statement”). Where applicable, the Company’s responses indicate the additions, deletions or revisions it has included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) or the exhibits thereto. For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.
General
1.	We note your response to our prior comment 2, including your response that each of the subsidiary guarantors listed as a co-registrant in the registration statement is your direct or indirect wholly-owned subsidiary. However, you disclose in Exhibit 21.1 to your annual report on Form 10-K for the fiscal year ended December 31, 2007 that your “effective ownership” of Basic Energy Services L.P. is only 0.01%. Please advise.

Response: Basic Energy Services L.P. is an indirect wholly-owned subsidiary of the Company. Exhibit 21.1 to the Company’s Annual Report on Form 10-K inadvertently omits the percentage ownership of Basic Energy Services L.P. by Basic Energy Services LP, LLC, which owns the remaining 99.99% of Basic Energy Services L.P. The Company undertakes to include the correct ownership percentages of its subsidiaries in future filings with the Commission.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
January 13, 2009

2.	In addition, we note your response that the guarantees being registered are full and unconditional guarantees of the payment obligations of your nonconvertible securities. Please specifically confirm whether such guarantees are “full and unconditional” guarantees as defined in Rule 3-10 of Regulation S-X.

Response: The Company confirms that the guarantees being registered on the Registration Statement are “full and unconditional” guarantees as defined in Rule 3-10 of Regulation S-X. If the Company has failed to make a scheduled payment on the guaranteed security, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantor for payment of all amounts due and payable.
Opinion of Counsel
3.	In the new opinion that you file to give effect to prior staff comments, ensure that counsel addresses the matter that was the subject of prior comment 9. The opinion will need to make clear that the issuer has represented that, once there are authorizations by the guarantors, it will obtain and file all necessary opinions, including those that pertain to the laws of the jurisdiction of incorporation or organization of each of the subsidiary guarantors.

Response: We have revised our opinion filed as Exhibit 5.1 to Amendment No. 1 to clarify that the Company has represented that, once there are authorizations made by the guarantors, the Company will obtain and file all necessary opinions, including those that pertain to the laws of the jurisdiction of incorporation or organization of each of the subsidiary guarantors.

The Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
January 13, 2009

     Please do not hesitate to call the undersigned at (713) 220-4301 with any comments or questions regarding this letter or the above-referenced Registration Statement.

Very truly yours,
/s/ David C. Buck
David C. Buck

cc: Alan Krenek (Company)